

Mail Stop 3030

June 12, 2009

Don R. Madison
Chief Financial and Administrative Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075-1180

      Re: Powell Industries, Inc.
             Form 10-K for the fiscal year ended September 30, 2008
             File No. 1-12488

Dear Mr. Madison:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief